EXHIBIT 12

Boeing Capital Corporation and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

	Three Months Ended	Years ended December 31,
(Dollars in millions)	March 31, 2012	2011	2010	2009	2008	2007
Earnings:
Income from continuing operations before provision for income tax	$38	$111	$152	$126	$162	$234
Fixed charges	28	128	160	175	223	297
Income from continuing operations before provision for income tax and fixed charges	$66	$239	$312	$301	$385	$531

Fixed charges:
Interest expense	$28	$128	$160	$175	$223	$297

Ratio of earnings to fixed charges	2.4	1.9	2.0	1.7	1.7	1.8